

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

Adi Sideman
President and Chief Executive Officer
YouNow, Inc.
161 Bowery, 6th Floor
New York, NY 10002

> **Re: YouNow, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 7**
> **Filed May 11, 2020**
> **File No. 024-11018**

Dear Mr. Sideman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2020 letter.

Post Qualification Offering Circular Amendment No. 7

General

1. Please revise to discuss your migration to the Algorand blockchain, as disclosed in your Form 1-U filed April 30, 2020.

You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance